Exhibit 1.02

Reynolds American Inc.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (this “Report”) of Reynolds American Inc. (the “Company,” “we,” “us” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period from January 1, 2013 to December 31, 2013 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure, under certain circumstances, of a company’s use of Conflict Minerals. Form SD defines “Conflict Minerals” as: (i)(a) columbite-tantalite (coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”). Further, Form SD provides that if a company manufactures, or contracts to manufacture, a product for which any Conflict Mineral is necessary to the functionality or production of such product (any such Conflict Mineral, a “Subject Mineral”), then such company is required to (i) conduct a reasonable country of origin inquiry (“RCOI”) to determine whether the Subject Minerals originated in any of the Covered Countries and/or were from recycled or scrap sources, and (ii) disclose on Form SD certain information relating to, among other things, the results of such RCOI.

Prior to the Reporting Period, each of our subsidiaries (collectively, the “Subsidiaries”) worked to identify suppliers that it believed could potentially provide it with materials containing Subject Minerals. As a result of this process, the Company, with respect to the Reporting Period, reasonably determined that the only product any Subsidiary manufactured, or contracted to be manufactured, containing Subject Minerals was VUSE (“VUSE”), a digital vapor cigarette, or e-cigarette, contracted by the Company’s subsidiary, R. J. Reynolds Vapor Company (“RJR Vapor”), to be manufactured. The results of RJR Vapor’s RCOI, and additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available at www.reynoldsamerican.com. The content on any web site referred to in this Report is not incorporated by reference into this Report unless expressly noted.

1.	RCOI

As required by Form SD, RJR Vapor conducted a good faith RCOI regarding the Subject Minerals. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals were from recycled or scrap sources, in accordance with Form SD and related guidance provided by the Securities and Exchange Commission (“SEC”). RJR Vapor also exercised due diligence on the source and chain of custody of the Subject Minerals. RJR Vapor’s due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”).

RJR Vapor’s global supply chain is complex. In the course of its business operations, RJR Vapor may purchase components containing Conflict Minerals. Because RJR Vapor does not purchase Conflict Minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between RJR Vapor and the original sources of Conflict Minerals. As a result, RJR Vapor relies on its direct suppliers to provide information regarding the origin of any Conflict Minerals that are included in its products. In accordance with the OECD Guidelines and related guidance provided by the SEC, RJR Vapor works with its direct suppliers to identify, as applicable and where possible, the smelters and refiners of any Subject Minerals.

RJR Vapor identified five direct suppliers (collectively, the “Covered Suppliers”) that it believed could potentially provide it with materials containing Subject Minerals. Beginning in the fourth quarter of 2012, RJR Vapor sent letters to each of its Covered Suppliers: (i) describing the reporting obligations imposed by Form SD and the SEC regarding Conflict Minerals; and (ii) for the Reporting Period, requesting information, and seeking certifications and representations, regarding the presence and sourcing of Conflict Minerals used in the items supplied by the particular Covered Supplier to RJR Vapor. An escalation process was initiated with Covered Suppliers who continued to be non-responsive after the above contacts were made, or whose initial (or subsequent) response was not complete or otherwise warranted clarification or confirmation. For the Reporting Period, RJR Vapor obtained representations from 100% of the Covered Suppliers, including, from certain Covered Suppliers, the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”).

Using a risk-based approach, RJR Vapor evaluated responses from the Covered Suppliers for plausibility, consistency and gaps both in terms of which materials and/or components were stated to contain or not contain Subject Minerals, as well as the origin of those Subject Minerals. RJR Vapor engaged certain Covered Suppliers, holding discussions and reviewing the results of its internal due diligence efforts. Where possible, RJR Vapor also worked with Covered Suppliers to ensure that such Covered Suppliers understood the EICC-GeSI Template and, in at least one instance: (i) recommended that a Covered Supplier conduct additional diligence into its supply chain and (ii) worked with such Covered Supplier to ensure that its own supply chain inquiries regarding Conflict Minerals were understood and complied with.

2.	Due Diligence Process

RJR Vapor’s due diligence process is based on the OECD Guidelines. Due diligence measures undertaken by RJR Vapor during the Reporting Period included the following:

Working to Establish Strong Company Management Systems

Internal Team to Support Supply Chain Due Diligence.

The Subsidiaries have established an internal team to manage conflict minerals engagement with their suppliers. During the Reporting Period, members of this team (consisting of representatives of the law, procurement and product integrity functions) had discussions with the objective of educating relevant personnel on the SEC’s rules regarding Conflict Minerals. This team of subject matter experts is responsible for overseeing the collection of information, including EICC-GeSI Templates, from suppliers regarding the presence and sourcing of any Conflict Minerals in the products supplied to the Subsidiaries.

Internal Measures Taken To Strengthen Engagement with Suppliers.

In addition, as outlined in our Conflict Minerals Policy, we are committed to compliance with the SEC’s Conflict Minerals reporting obligations. Further, each of our Subsidiaries expects its suppliers to have in place policies and due diligence measures that will enable such Subsidiaries to reasonably determine the source of any Conflict Minerals contained in materials and components supplied to such Subsidiaries.

Working to Identify and Assess Risks in the Supply Chain

The Subsidiaries are continuing to assess their supply chain risks and, as necessary, work with their suppliers in developing greater supply chain transparency.

Working to Design and Implement a Strategy to Respond to Identified Risks

We are committed to maintaining high standards of corporate responsibility through our compliance with Form SD. As required by Form SD, we are providing in this Report the findings of RJR Vapor’s RCOI and additional due diligence measures. The Subsidiaries’ internal team to manage Conflict Minerals also works to address any significant due diligence findings as they arise. For example, as noted above, RJR Vapor conducted additional due diligence for certain Covered Suppliers who provided inadequate or incomplete initial responses to the RCOI. Our risk assessment procedures will evolve as circumstances warrant. See “Additional Due Diligence and Risk Mitigation” below for additional detail.

Reviewing Independent Third-Party Audits of Smelter’s / Refiner’s Due Diligence Practices

Where possible, we have relied on third party assurances and certifications. For example, we accept as reliable any smelter that is a member of the EICC-GeSI Conflict Free Smelter program. To the extent that other audited supplier certifications are provided to us, we will consider reliance on such certifications on a case-by-case basis.

Reporting Annually on Supply Chain Due Diligence

This Report is publicly available at www.reynoldsamerican.com and meets the OECD recommendation to report annually on supply chain due diligence.

3.	Diligence Results.

Although RJR Vapor obtained information from certain Covered Suppliers regarding the facilities used by such Covered Suppliers to process Conflict Minerals during the Reporting Period, as well as the countries of origin for such Conflict Minerals, these Covered Suppliers provided their responses at a company (i.e., supplier)-wide level, rather than with respect to particular materials they supplied to their customers, such as RJR Vapor. In addition, other Covered Suppliers provided product-specific responses, but did not list a facility/smelter and/or country of origin for the Subject Minerals provided by such Covered Supplier. As a result, the Company is unable to conclude whether Conflict Minerals from facilities/smelters and/or countries of origin listed by the Covered Suppliers were actually used in VUSE. As discussed above, the Subsidiaries, including RJR Vapor, are continuing to assess their supply chain risks and, as necessary, work to develop greater supply chain transparency. For the Reporting Period, however, the Company does not have sufficient information to provide a list of known facilities/smelters or countries of origin for the Subject Minerals.

4.	Additional Due Diligence and Risk Mitigation.

The Subsidiaries expect to take the following steps, among others, to improve their RCOI process and due diligence measures:

Supply Agreement Provisions

The Subsidiaries are working to strengthen their commitment to the responsible sourcing of Conflict Minerals through the use of specific provisions in certain supply agreements. When engaging certain suppliers who may supply the Subsidiaries with materials, components or products containing Conflict Minerals, the Subsidiaries have included, and may in the future include, provisions in supply agreements that require the supplier to (i) disclose whether the supplied material, component or product contains Conflict Minerals and, if so, to provide sourcing information for such Conflict Minerals and (ii) notify the Subsidiary of any change to such disclosure over the life of the agreement.

Continuous Improvement of Supply Chain Due Diligence

The Subsidiaries expect to continue to improve their supply chain due diligence efforts. Such measures may include, but are not limited to:

•	assessing the presence of Conflict Minerals in their supply chains;

•	clearly communicating expectations with regard to transparency of supplier sourcing of Conflict Minerals;

•	continuing to compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC-GeSI Conflict Free Smelter program; and

•	contacting smelters identified as a result of the RCOI process and request their participation in obtaining a “conflict free” designation from an industry program such as the EICC-GeSI Conflict Free Smelter program.